Exhibit 1

Occidental Mails Letter to Shareholders

Board Unanimously Recommends that Investors Support Value-Enhancing Initiatives Underway at Occidental by Taking No Action in Response to Icahn Materials

HOUSTON – July 22, 2019 -- Occidental Petroleum Corporation (“Occidental” or “the Company”) (NYSE: OXY) today mailed a letter to shareholders in connection with definitive proxy materials it has filed with the Securities and Exchange Commission (“SEC”) in response to materials filed by Carl Icahn. The letter and other materials are available at voteforoccidental.com.

Occidental is on a clear path to enhance value creation through the pending acquisition of Anadarko Petroleum Corporation (NYSE: APC) and the Company believes that its shareholders’ interests would be best served by focusing on completion and integration of that acquisition. Mr. Icahn’s own statements demonstrate that he does not understand or support the strategic and financial merits of the acquisition, and the Occidental Board believes that his Board nominees would interfere with the Company’s ability to successfully integrate Anadarko’s valuable assets and deliver on the promise of this acquisition at this critical juncture.

Occidental’s Board comprises ten highly qualified directors, nine of whom are independent, and all of whom bring meaningful expertise across a diverse range of backgrounds in areas key to the Company’s business. Occidental does not believe that another director election approximately ten weeks after the last one, in the middle of completing and integrating a large and complex acquisition, is in the best interests of Occidental or its shareholders.

The Occidental Board of Directors unanimously recommends that shareholders do NOT sign any written request sent to them by Mr. Icahn or his affiliates.

The full text of the letter follows:

July 22, 2019

Dear Fellow Stockholder:

The Board of Directors and management team at Occidental Petroleum Corporation (the “Company” or “Occidental”) are committed to applying our proven operating model to build a global energy leader with the scale and focus to deliver significant value and returns to our stockholders. This letter contains important information regarding your investment in Occidental and an upcoming decision you will need to make regarding your shares.

As you may be aware, Icahn Partners LP, Icahn Partners Master Fund LP and High River Limited Partnership (together with certain affiliated entities and persons, the “Icahn Group”) recently became stockholders and accumulated beneficial ownership of approximately 4.4% of Occidental’s common stock, par value $0.20 per share (“Occidental Common Stock”), on or after May 2, 2019.

The Icahn Group is now soliciting (the “Icahn Group Solicitation”) your written request to demand that the Board of Directors of Occidental (the “Board”) fix a record date (the “Record Date”) for determining stockholders entitled to act in a planned consent solicitation by the Icahn Group to approve by written consent without a meeting certain proposed actions. Such proposed actions include removing four current Occidental directors and replacing them with four new directors, two of whom are Carl Icahn’s employees, another of whom was previously named to a board seat at Herbalife by Carl Icahn in connection with a proxy contest and none of whom possess skills, experience or expertise that are additive or superior to our existing directors. We ask stockholders to carefully consider the destabilizing impact that the Icahn Group Solicitation could have on the long-term value of your shares.

The Board has unanimously determined that fixing a Record Date for the Icahn Group’s planned consent solicitation and the proposals the Icahn Group intends to ask stockholders to act on are not in the best interests of Occidental or its stockholders.

Occidental’s existing corporate governance provides multiple avenues for stockholders to express their views; however, we do not believe that another director election approximately ten weeks after the last one is in the best interests of Occidental or our stockholders. The Board believes that stockholder interests would be best served by focusing on completion of the pending acquisition by Occidental of Anadarko Petroleum Corporation (“Anadarko”) and related transactions, including planning for integration and continuing to execute planned divestitures. We have made significant progress and expect to complete the acquisition of Anadarko in the second half of 2019. We expect the acquisition to deliver at least $3.5 billion annually in cost and capital spending synergies, creating significant value for our stockholders and providing scale, cash flow and financial flexibility to support our commitment to maintaining and increasing our dividend.  Occidental has raised its annual dividend for 17 consecutive years, including a quarterly dividend increase to $0.79 per share declared on July 11.

Mr. Icahn’s own statements demonstrate that he does not understand or support the strategic and financial merits of the acquisition and we believe that his Board nominees would interfere with our ability to successfully integrate Anadarko’s valuable assets, execute our divestiture and deleveraging plan and deliver on the full promise of this acquisition at this critical juncture.

Occidental is committed to a strong, independent Board, led by an independent chairman, that reflects an appropriate balance of perspectives, skills and experiences to drive enhanced value and returns for our stockholders. Our entire Board is elected annually and comprises ten highly qualified directors, nine of whom are independent, and all of whom bring meaningful expertise across a diverse range of backgrounds in areas key to our business. Our Board, and in particular the Corporate Governance, Nominating and Social Responsibility Committee, regularly evaluates Board composition, and our ongoing commitment to Board refreshment is evidenced by the recent addition of Robert M. Shearer to the Board. The Icahn Group’s nominees do not possess skills, experience or expertise that are additive or superior to our existing directors.

The Board has unanimously determined that fixing a Record Date for the Icahn Group’s planned consent solicitation and the proposals the Icahn Group intends to ask stockholders to act on are not in the best interests of Occidental or its stockholders. If, after careful consideration, you do not wish to support the request to fix a Record Date, do NOT sign any written request sent to you by the Icahn Group.

Whether or not you have previously executed any written request sent to you by the Icahn Group, you may sign, date and deliver the enclosed WHITE revocation card, or, if you are a record holder of Occidental Common Stock, deliver your revocation to the Company by following the instructions on www.cesvote.com, as soon as possible to communicate that you do not believe a request to fix a Record Date is necessary or to express your opposition to the request to fix a Record Date.

Regardless of the number of shares of Occidental Common Stock that you own, your views are important. Thank you for your continued support and consideration.

Sincerely yours,

Vicki Hollub
President and Chief Executive Officer

Eugene L. Batchelder
Chairman of the Board

BofA Merrill Lynch, Citi and M Klein and Company are acting as Occidental’s financial advisors. Cravath, Swaine & Moore LLP is serving as legal counsel.

About Occidental

Occidental is an international oil and gas exploration and production company with operations in the United States, Middle East and Latin America. Headquartered in Houston, Occidental is one of the largest U.S. oil and gas companies, based on equity market capitalization. Occidental’s midstream and marketing segment purchases, markets, gathers, processes, transports and stores hydrocarbons and other commodities. The company’s wholly owned subsidiary OxyChem manufactures and markets basic chemicals and vinyls. Occidental posts or provides links to important information on its website at oxy.com.

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to statements about Occidental’s expectations, beliefs, plans or forecasts.  Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties, many of which involve factors or circumstances that are beyond Occidental’s control.  Actual results may differ from anticipated results, sometimes materially, and reported or expected results should not be considered an indication of future performance.

Factors that could cause actual results to differ and that may affect Occidental’s results of operations and financial position appear in Part I, Item 1A “Risk Factors” of Occidental’s Annual Report on Form 10-K for the year ended December 31, 2018, and in Occidental’s other filings with the U.S. Securities and Exchange Commission (“SEC”).  Additional factors related to the proposed transaction between Occidental and Anadarko Petroleum Corporation (“Anadarko”) appear in the definitive proxy statement/prospectus that is a part of Occidental’s registration statement on Form S-4, as amended, which was declared effective by the SEC on July 11, 2019 in connection with the proposed transaction between Occidental and Anadarko.

Because the factors referred to above could cause actual results or outcomes to differ materially from those expressed or implied in any forward-looking statements, you should not place undue reliance on any such forward-looking statements.  Further, any forward-looking statement speaks only as of the date of this communication and, unless legally required, Occidental does not undertake any obligation to update any forward-looking statement, as a result of new information, future events or otherwise.

Additional Information and Where to Find It

Occidental has filed with the SEC a definitive consent revocation solicitation statement on Schedule 14A and has mailed such definitive consent revocation solicitation statement to shareholders of Occidental. This communication is not a substitute for any consent revocation solicitation statement or other document that Occidental has filed or may file with the SEC in connection with any solicitation by Occidental.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE CONSENT REVOCATION SOLICITATION STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) FILED BY OCCIDENTAL AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ANY SOLICITATION. Investors and security holders may obtain copies of these documents and other documents filed with the SEC by Occidental free of charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Occidental are also available free of charge by accessing Occidental’s website at www.oxy.com.

Participants

Occidental, its directors and executive officers and other members of management and employees will be participants in the solicitation of proxies with respect to a solicitation by Occidental. Information about Occidental’s executive officers and directors, and its ownership of Occidental by security holdings or otherwise, is available in Occidental’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 21, 2019, in its proxy statement for the 2019 Annual Meeting which was filed with the SEC on March 28, 2019 and in its Form 8-K which was filed with the SEC on July 15, 2019. To the extent holdings of Occidental securities have changed since the amounts printed in the proxy statement for the 2019 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov.

Contacts

Media:
Melissa E. Schoeb
713-366-5615
melissa_schoeb@oxy.com
or
Investors:
Jeff Alvarez
713-215-7864
jeff_alvarez@oxy.com

Dan Burch
MacKenzie Partners, Inc.
212-929-5748
dburch@mackenziepartners.com